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                                                                   EXHIBIT 99.10


                    [LETTERHEAD OF BEAR, STEARNS & CO. INC.]

                                 April 13, 1999

Special Committee of the Board of Directors
  of Capstar Broadcasting Corporation
600 Congress Avenue, Suite 1400
Austin, TX 78701

Dear Sirs:

We understand that Capstar Broadcasting Corporation ("Capstar") intends to enter into an Amended and Restated Agreement and Plan of Merger (the "Amended Merger Agreement") among Chancellor Media Corporation ("Chancellor"), CMC Merger Sub, Inc. ("Sub") and Capstar, pursuant to which Sub will merge with and into Capstar, and Capstar will become a wholly-owned subsidiary of Chancellor (the "Merger"). As a result of the Merger, each share of Class A, Class B and Class C common stock of Capstar will be converted into the right to receive 0.4955 (the "Exchange Ratio") of a share of common stock of Chancellor. Immediately following the Merger, the former common stockholders (including holders of common stock equivalents) of Capstar will own approximately 24.5% of the fully-diluted common shares of Chancellor and the current common stockholders (including holders of common stock equivalents) of Chancellor will own approximately 75.5% of the fully-diluted common shares of Chancellor.

You have asked us to render our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the public Class A common stockholders of Capstar (excluding affiliates of Capstar or Chancellor).

In the course of our analyses for rendering this opinion, we have:

          1. reviewed a draft of the Amended Merger Agreement in substantially final form;

          2. reviewed a draft of the Schedule 14A Combined Proxy Statement in substantially final form ("Proxy Statement" upon its completion);

          3. reviewed Capstar's initial public offering prospectus dated May 26, 1998, its Annual Report on Form 10-K for the period ended December 31, 1998, and its Quarterly Reports on Form 10-Q for the periods ended June 30 and September 30, 1998;

          4. reviewed Chancellor's prospectus dated January 27, 1998 (relating to the issuance of 19,000,000 shares of Chancellor common stock), its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, and its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1998;

          5. reviewed Triathlon Broadcasting Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 1998;

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Special Committee of the Board of Directors
  of Capstar Broadcasting Corporation
April 13, 1999
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          6. reviewed Chancellor's Form 8-K dated December 1, 1998 (and the
     Amendment dated December 10, 1998), which set forth financial information regarding Whiteco Industries, Inc.;

          7. reviewed certain operating and financial information of Capstar and Chancellor, including updated projections, provided to us by management of Capstar and Chancellor relating to their respective businesses and prospects;

          8. met with certain members of senior management of Capstar and Chancellor to discuss their respective operations, historical financial statements and future prospects;

          9. reviewed the historical prices and trading volumes of the common shares of Capstar and Chancellor;

          10. reviewed publicly available financial data and stock market performance data of companies which we deemed generally comparable to Capstar and Chancellor;

          11. reviewed the terms of recent acquisitions of companies which we deemed generally comparable to Capstar; and

          12. conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

In the course of our review, we have relied upon and assumed the accuracy and completeness of the financial and other information provided to us by Capstar and Chancellor. With respect to Capstar's and Chancellor's updated projected financial results (including updated projected cost and interest savings and revenue and operating synergies resulting from the Merger) we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of Capstar and Chancellor as to the expected future performance of Capstar and Chancellor, respectively. We have not assumed any responsibility for the independent verification of information or updated projections (including updated projected cost and interest savings and revenue and operating synergies resulting from the Merger), provided to us and we have further relied upon the assurances of the managements of Capstar and Chancellor that they are unaware of any facts that would make the information or updated projections (including updated projected cost and interest savings and revenue and operating synergies resulting from the Merger), provided to us incomplete or misleading. In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets of Capstar and Chancellor, nor have we been provided with any appraisals. We have assumed that the Merger will constitute a tax-free "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

In the ordinary course of business, Bear, Stearns & Co. Inc. may make a market and effect transactions or may have positions in the common stock of Capstar and Chancellor (or options with respect thereto).

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Special Committee of the Board of Directors
  of Capstar Broadcasting Corporation
April 13, 1999
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Our opinion as expressed below does not imply any conclusion as to the likely trading range of any class of Capstar or Chancellor Common Stock either prior or, in the case of Chancellor, subsequent to the consummation of the Merger, which may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Our opinion as expressed below does not address Capstar's underlying business decision to effect the Merger, and is not a recommendation to the Special Committee of the Board of Directors or Capstar's directors or stockholders as to whether to approve or vote for the Merger.

It is understood that this letter is intended for the benefit and use of the Special Committee of the Board of Capstar and is not to be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in the Proxy Statement. We have considered the impact on Capstar and Chancellor, as appropriate, of the consummation of all announced acquisitions that have not closed.

Based on the foregoing, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the public Class A common stockholders of Capstar (excluding affiliates of Capstar or Chancellor).

We have acted as financial advisor to the Special Committee in connection with the Merger and will receive a fee for such advisory services, including the rendering of this opinion, payment of a significant portion of which is contingent upon consummation of the merger.

                                       Very truly yours,

                                       BEAR, STEARNS & CO. INC.

                                       By:         /s/ SHELDON STEIN
                                          --------------------------------------
                                           Managing Director

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